October 6, 2006
Mr. Daniel Gordon
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Tricell, Inc.
Form 10-K for the year ended December 31, 2005
Filed April 18, 2006
File No. 000-50036
Dear Mr. Gordon:
     We have received your letter dated July 12, 2006, containing comments on the above referenced documents.
     We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission’s comments, which we hope to achieve very shortly.
     Please feel free to contact Mr. Kevin Woltjen at 214-651-2344 or me if you have any questions or require any further information regarding these matters.
Sincerely,
/s/ Neil Pursell

Neil Pursell
Chief Financial Officer
Encl.

cc:	Jessica Barberich, SEC
Kevin Woltjen, Strasburger & Price, LLP
Michael Bodwell, Whitley Penn

Form 10-K for the year ended December 31, 2005
1.	We have read and reviewed your responses to our comments and your proposed disclosures; we await the filing of your 10-K/A for the fiscal year ended December 31, 2005 and your amended 8-K including the Rule 3-05 financial statements for Ace Telecom.
RESPONSE: In response to your comment, we will file a 10-K/A at the conclusion of this comment process and we anticipate filing an amendment to our July 7, 2005 Form 8-K, that will set forth the Rule 3-05 financial statements for Ace Telecom, within thirty days.
Item 1 – Business
Discount Internet Supply Channel Limited, page 5
2.	We have read your response to comment 1. You state that you made a business decision that you would not pursue a suit for declaratory judgment to judicially rescind the purchase agreement with D-ISC. In this regard, it is still not clear to us why you have not consolidated D-ISC’s financial statements since it appears that your business combination has not been legally rescinded. Please explain further.
RESPONSE: Tricell’s position is that it never acquired Discount-Intranet Supply Channel (“D-ISC”) via the conditional share acquisition agreement (“Agreement”) entered into with the outstanding shareholders of D-ISC. The Agreement allowed for a due diligence period, with the completion date of the acquisition to take place on August 27, 2004 (“Completion Date”), pending certain conditions that were required to be met. Subsequent to the execution of the Agreement and prior to the completion of all required conditions, including Tricell’s payment to D-ISC of $250,000, Tricell notified D-ISC it was not going to complete the acquisition on the Completion Date. Tricell believes D-ISC’s failure to attempt to collect the $250,000 evidences D-ISC’s acknowledgement of the acquisition not being closed.
     Tricell also asserts that it was fraudulently induced into entering the Agreement. As discussed in Tricell’s June 23, 2006 response to the Commission’s May 31, 2006 comments, Tricell discovered that its United Kingdom legal counsel (“Greystoke”) in the D-ISC transaction had material conflicts of interest relating specifically to the transaction and with certain D-ISC shareholders. These conflicts became apparent to Tricell after it requested that Greystoke provide Tricell with the due diligence materials obtained in connection with the D-ISC negotiations. However, Greystoke refused to provide these documents to Tricell and has, to date, not provided any of the documents that Tricell believes they should have in a reasonable amount of time under the Agreement. Based on all of these facts, Tricell concluded it had been fraudulently induced into entering the Agreement with D-ISC.
     Additionally, Tricell’s management determined that D-ISC was in breach of certain performance representations and warranties under the Agreement, specifically relating to Tricell’s satisfaction with its due diligence review of D-ISC’s financial affairs. As these certain performance representations and warranties under the Agreement were not met by D-ISC, Tricell did not acquire D-ISC on the Completion Date.
     In the event D-ISC would have attempted to enforce the Agreement, Tricell would have vigorously and immediately pursued legal action to have the Agreement declared invalid for the reasons set forth above. Additionally, Tricell could have sought a declaratory judgment to judicially invalidate the shares that were prematurely issued to the D-ISC shareholders, but did not deem it necessary. In the event such legal action was required and a judicial determination was made that the Agreement was entered into, Tricell would have alternatively asserted that the Agreement was breached as Tricell was fraudulently induced into entering the Agreement by D-ISC and further that certain representations and warranties under the Agreement were breached by D-ISC. However, these legal actions were not currently necessary as Tricell’s position was that the Agreement was not valid and D-ISC did not challenge Tricell’s position. In furtherance of Tricell’s position, Tricell concluded that the consolidation of D-ISC’s financial statements was inappropriate as we neither completed an acquisition nor do we control D-ISC. Tricell will amend its 2005 Form 10-K to reflect these facts.
3. You disclose on page 5 of your filing that you have informed D-ISC that the shares that you issued to them are invalid, not fully paid, and non-assessable. Notwithstanding comment 2 above, it appears that you may have issued shares in exchange for no value. In this regard, please tell us why you have not incurred an expense equal to the value of the shares that you issued as they appear to be legally outstanding.
RESPONSE: As discussed in our response to the above comment #2, Tricell asserts that the shares issued to D-ISC were done so prematurely and are not and were not legally outstanding because the Agreement was breached by D-ISC and also because D-ISC fraudulently induced Tricell to enter into the Agreement. As Tricell does not consider these shares to be legally outstanding currently nor historically, Tricell has not incurred an expense equal to the value of the shares issued to D-ISC.
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 4

4.	We note your proposed disclosure that will be included in your Form 10-K/A for the fiscal year ended December 31, 2005; please revise your disclosure to address the following items:
•	You disclose that you improved your gross profit margin in 2005 as compared to your 2004 operations due to your ongoing efforts to reduce your cost of sales and improve economies of scale; however, it appears that your gross profit margin actually decreased from 3.4% in 2004 to 1.1% in 2005. Please revise accordingly.
•	Please expand to include a discussion of the material changes in interest expense and interest income over the three year period.
•	You disclose that the decrease in SG&A expense in 2005 as compared 2004 was primarily a result of the reduction in bad debt expense. We also note that bad debt expense was $5.5 million in 2004 and zero in 2005. Thus, excluding the decrease related to bad debt expense your SG&A expense actually increased $3 million, or 38%, in 2005 as compared to 2004. Please provide an explanation for the offsetting increase.
•	Furthermore, exclusive of the $5.5 million increase in bad debt expense, your SG&A expense decreased about $600,000, or 20% from 2003 to 2004. Please provide an explanation for the offsetting increase.
RESPONSE: To reflect the above comment number 4, please find below a revised explanation of the changes in revenues and expenses for all years presented in our income statement to be included in our forthcoming Form 10-K/A for fiscal year ended December 31, 2005:
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
The most significant factor impacting our revenues for the previous three (3) years is the amount of trading conducted by Tricell. The improvements in revenue and gross profit for the fiscal year ended December 31, 2005 were directly related to our expanded trading operations relative to operations for the fiscal year ended December 31, 2004.
Revenue for the year ended December 31, 2005, increased to $662,903,832, as compared to $13,898,503 for the year ended December 31, 2004, an increase of 4770%. Similar to the increase in revenue, our gross profit for 2005 increased to $7,127,442 from $472,748 in 2004, and we had pre tax income of $158,583 in 2005, an increase of 1408%. Although our gross profit increased materially during 2005, our gross profit margin decreased from 3.4% in 2004 to 1.1% in 2005, due largely to competitive pressures on larger volume transactions completed. We had net income of $67,544 for the year ended 2005, as compared to net loss of $7,524,165 for 2004. The significant increases in our revenue and gross profit are the result of the recommencement of and substantial focus upon material trading operations as a result of a favorable ruling related to the VAT regime.
Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2005 were $5,512,464, compared to $8,029,391 for the year ended December 31, 2004, a decrease of 31%. However, after the subtraction of approximately $5.5 million in bad debt expense in 2004, SG&A for 2005 increased to $5,512,464 from $2,540,832 in 2004, an increase of 116%. This net increase in SG&A during 2005 was the result of the Company’s recommencement of and substantial focus upon material trading operations.
Interest Expense for the year ended December 31, 2005 was $1,458,726, compared to $202,183 for the year ended December 31, 2004. This substantial increase of 621% during 2005 was due primarily to the revolving line-of-credit with a third party in the principal amount of $3,818,400. This line-of-credit was used during 2005 and provided the Company with the needed capital to engage in substantially increased trading operations. Tricell did not receive material interest income during 2005 or 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Revenue for the year ended December 31, 2004, decreased to $13,898,503, as compared to $99,850,232 for the year ended December 31, 2003, a decrease of 86%. Similar to the decrease in revenue, our gross profit for 2004 decreased to $472,748 from $3,055,152 in 2003, a decrease of 85%. We had a net loss of $7,524,165 for the year ended 2004, as compared to net income of $159,462 for 2003. The significant decreases in our revenue, gross profit and pre tax income were due to decreased trading as a result of the changes in market conditions that generated significant uncertainties in the VAT regime.
SG&A expenses for the year ended December 31, 2004 were $8,029,391, as compared to $3,149,486 for the year ended December 31, 2003. However, after the subtraction of approximately $5.5 million in bad debt expense accrued in 2004, SG&A for 2004 was $2,540,832 as compared to $3,149,486, representing an approximate decrease in SG&A of 20% from 2003. This decrease in SG&A for 2004 as compared to 2003, like Tricell’s decreases in revenue, gross profit and pre tax income during 2004, was due to decreased trading as a result of the changes in market conditions that generated significant uncertainties in the VAT regime.
Interest expense for the year ended December 31, 2004 was $202,183, compared to $64,934 for the year ended December 31, 2003, an increase of 211%. Interest income for the year ended December 31, 2004 was $473, compared to $486,194 for the year ended December 31, 2003, a decrease of approximately 99%. The interest income in 2003 was due to a loan facility agreement the Company entered into with a third party, whereas the Company was to lend up to $3,167,000 to the third party. The loan provided for an additional fee of approximately $409,000 to be collected at maturity. This amount, along with accrued interest on the loan of $77,194, was the source of the Company’s interest income in 2003, but was subsequently written off in 2004 as such amounts were not collectable.
Item 8 – Financial Statements and Supplementary Data
Note 2 – Summary of Significant Accounting Policies
5.	We have reviewed your response to comment 8. Please provide us with a standard contract with a supplier and a customer. We believe that inventory risk and credit risk in this situation are extremely important in determining whether these transactions should be recorded gross versus net. You state in your response that Tricell never takes title to the inventory and if the customer backs out of the deal Tricell is generally able to find another customer or negotiate with the vendor to take the goods back. It appears that these factors point to net reporting and you should revise your financial statements. Also, confirm to us that Tricell always receives the cash from the customer before paying the supplier.
RESPONSE: In response to your comment, we have included a copy of a standard contract with a supplier and customer. The following is an analysis of revenue recognition related to Tricell, Inc. and subsidiaries (“Tricell” or the “Company”) that discusses inventory and credit risk in detail related to the Company’s operations. Tricell is a distributor of various electronic products, primarily cell phones. Customer fulfillment is done in a manner in which the Company does not physically possess the inventory sold, as it is held at third party logistical locations. The Company records revenue when they have a non-cancelable commitment from the supplier and from a customer (purchase order sent out and received). On the invoice delivered to Tricell’s customer it states “Upon acceptance of this sale, the insurance risk on all goods is that of the customer”. The invoice also states that “To accept this sale, please fax your official Purchase Order to the appropriate Tricell subsidiary at the fax number quoted above”. As such, risk of loss transfers once the invoice is accepted, regardless of where the actual inventory is located (generally at a third party logistical warehouse or in transit to customer, never warehoused or stored by Tricell). The Company does not release title of the goods until it has received payment from the customer, in order to limit their credit risk, which is standard practice in Britain, which does not preclude revenue recognition as discussed below. Further, Tricell “typically” does not pay the supplier until payment is received by the customer; however, Tricell is legally bound to pay the supplier once the non-cancelable purchase order from the Company is delivered. If the supplier requires payment at a time sooner than Tricell has received payment from its customer then the Company typically will borrow funding if not readily available as noted in the Company’s Note 6 in the financial statements related to a line-of-credit used for such situations included in the December 31, 2005 Form 10-K.

The following is an analysis and determination of proper revenue recognition related to Tricell.
Authoritative Guidance:
We have reviewed Staff Accounting Bulletin (“SAB”) No. 104: Revenue Recognition. The following are key excerpts from SAB 104:
The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition.
Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenue are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”. Paragraph 84(a) continues “the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)”. In addition, paragraph 84(d) states that “If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”
The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
—	Persuasive evidence of an arrangement exists,

—	Delivery has occurred or services have been rendered,

—	The seller’s price to the buyer is fixed or determinable, and

—	Collectability is reasonably assured.
However, from review of the question and answer section of SAB 104, we noted the following:
Question 3:

Facts: The laws of some countries do not provide for a seller’s retention of a security interest in goods in the same manner established in the U.S. Uniform Commercial Code (UCC). In these countries, it is common for a seller to retain a form or title to goods delivered to customers until the customer makes payment so that the seller can recover the goods in the event of customer default on payment.
Question: Is it acceptable to recognize revenue in these transactions before payment is made and title has transferred?
Interpretive Response: Presuming all other revenue recognition criteria have been met, the staff would not object to revenue recognition at delivery if the only rights that a seller retains with the title are those enabling recovery of the goods in the event of customer default on payment. This limited form of ownership may exist in some foreign jurisdictions where, despite technically holding title, the seller is not entitled to direct the disposition of the goods, cannot rescind the transaction, cannot prohibit its customers from moving, selling, or otherwise using the goods in the ordinary course of business, and has no other rights that rest with a titleholder of property that is subject to a lien under the U.S. UCC. On the other hand, if retaining title results in the seller retaining the rights normally held by an owner of goods, the situation is not sufficiently different from a delivery of goods on consignment. In this particular case, revenue should not be recognized until payment is received. Registrants and their auditors may wish to consult legal counsel knowledgeable of the local law and customs outside the U.S. to determine the seller’s rights.
Application to Tricell:
As all of the four criteria must be met to recognize revenue, we evaluated each below based on the characteristics of Tricell’s transactions:
     — Persuasive evidence of an arrangement exists:
•	When Tricell enters into the agreements with the supplier and the end customer, there is documentation and persuasive evidence that an arrangement exists on both sides with purchase orders and sales invoices issued with specified terms.
     — Delivery has occurred or services have been rendered:
•	The Company records revenue when they have a non-cancelable sales invoice / purchase commitment from the supplier and from a customer (purchase orders and sales invoices sent out and received). At this point the goods are available to the customer; however, title has not transferred. Delivery has occurred even though title has not transferred as the customer has access to the goods, the customer can inspect the goods, the customer can re-sell the goods, and they are available at a third party logistical location. As noted in the authoritative guidance, “The laws of some countries do not provide for a seller’s retention of a security interest in goods in the same manner established in the U.S. Uniform Commercial Code (UCC)”. Further, based on the terms of Tricell’s invoice, insurance risk (risk-of-loss) transfers to the customer once the customer has accepted the sale by issuing the non-cancelable purchase order, which is received prior to recognizing revenue and the goods are available to the customer. As such, delivery can occur even though title of the goods has yet to transfer.
     — The seller’s price to the buyer is fixed or determinable:
•	When Tricell enters into the agreements with the supplier and end customer, the price is fixed or determinable. Once the agreement is finalized the prices are not changed.
     — Collectability is reasonably assured.
•	Collectability is reasonably assured when Tricell receives the non-cancelable purchase order and goods are shipped or available to the customer, as we deal with a repetitive customer base that we have historical payment history with.
Note 4 – Notes and Loans Receivable, page F-14
6.	We have read your response to comment 7. You disclose that you recorded $2.6 million in 2004 to write off the balance of a note due to the company that was deemed uncollectible. You also disclose on page F-14 that the balance of the note was $4.7 million as of March 31, 2004 and that a portion of the receivable, $903,700, was received in September of 2004. In this regard, please tell us how you accounted for the remaining $1.2 million of the note receivable balance that was not included in the write-off or the amount of cash received.
RESPONSE: On May 21, 2003, the Company entered into a loan facility agreement with a third party, whereas the Company was to lend up to $3,167,000 to a third party. The loan accrued interest at 2% above the Base Rate of Barclays Bank plc and was due on October 31, 2003. The facility was subsequently increased to up $4,000,000 and the maturity was extended to December 31, 2003. On December 5, 2003, the maturity of the loan was further extended to April 30, 2004. The loan provided for an additional fee of approximately $409,000 to be collected at maturity.
     As of March 31, 2004, the balance of the loan (including accrued interest and fees, as discussed above) was $4,712,202. Tricell recorded approximately $4.7 million in 2004 to write off the balance of the note due to Tricell that was deemed uncollectable. Additionally, Tricell received repayment of $903,700 in 2004, but immediately loaned the $903,700 back to the third party. The difference between the balance of the note and the amount written off/amount collected appears to be the result of an error in the last line of Note 4 – Notes and Loans Receivable, page F-14. The last sentence in the note states that the Company “recognized a loss from write off of $2,580,332.” This is the error. The 2,580,332 was misidentified as US dollars. In actuality it was the UK pound amount of the write off. The exchange rate used for the Statement of Operations for the year ended December 31, 2004 was $1.8340. Utilizing this exchange rate would translate in the loss in US dollars to $4,732,329. We also note that we previously reported a bad debt expense of $5,488,559 as opposed to $5,486,002. The difference may be attributable to a difference in the actual exchange rate that was in effect at the time the various loans were written off.
Loans written off:

		Amount lent in	Exchange	Amount lent in
Borrower:	Lender:	UK pounds:	rate	US dollars:

Rushbrook Ltd.	Tricell UK Ltd	2,580,332	$1.834	$4,732,329

Barcacom	Tricell UK Ltd	70,431	$1.834	129,170
Tiptronic	Tricell International Ltd	290,000	$1.834	531,860
Transmit Global	Tricell International Ltd	20,000	$1.834	36,680
The Edge	Tricell International Ltd	30,514	$1.834	55,963

		2,991,277		5,486,002

Bad debt expense reported on consolidated statement of cash flows for the year ended December 31, 2004:	$5,488,559

Difference:	$(2,557)

     The debtor made representation and gave written notice that it would pay the above balance via a wire transfer. The transfer was never consummated and upon discovery of this fact, the Company took action to recover and secured its position with a security agreement on equipment. A portion of the receivable (approximately $903,700) was received in September 2004, but the Company immediately loaned this payment back to the third party. However, in December 2004, management determined that the remaining portion of the note was uncollectible. As a result, the Company wrote off the balance due and in the statement of operations for the year ended December 31, 2004 recognized a loss from the write off of $4,732,329.
Form 10-Q for the quarter ended March 31, 2006
Item 1 – Financial Statements
Note 8 – Bankruptcy Proceedings, page F-7
7.	We note your response to comment 12. You provided us with an analysis of your two liquidated subsidiaries as operating segments as defined in paragraph 10 of SFAS 131. However, paragraphs 41 and 42 of SFAS 144 require that the results of operations of a component of an entity that has either been disposed of or is classified as held for sale be reported as discontinued operations in accordance with paragraph 43 of SFAS 144 if certain criteria are met. SFAS 144 states that, for purposes of this statement only, a component of an entity comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the entity and that a component may be a subsidiary. In this regard, it still appears to us that these liquidated subsidiaries were components as defined by paragraph 41 of SFAS 141 and should have been reported as discontinued operations in your income statement. Please clarify.
RESPONSE: In response to your comment, as you noted SFAS 144 paragraph 41 states “For purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” In this case, while the entity was a subsidiary, the entity is not clearly distinguishable operationally from the other entities of the Company as all of the subsidiaries are engaged in the same line of business and the cost of overhead and compensation is not allocated to the individual subsidiaries, and hence to present such results as discontinued operations would not properly reflect the impact of such subsidiaries being dissolved as all operations have not changed and are still ongoing in the remaining subsidiaries. Management directs and evaluates the Company’s operations on a consolidated basis, with sales being separated between subsidiaries for risk management purposes, and hence we do not believe the dissolution of the subsidiaries in bankruptcy should be presented as discontinued operations and have properly accounted for such bankrupt subsidiaries, as the subsidiaries are not distinguishable operationally.